Exhibit 99.1

ASX/Media Release

IMMUTEP OPERATIONAL UPDATE

•	Efti clinical trial status updates

•	Excellent financial position following recent US$7.7 million warrant exercise, with cash runway extended beyond end of calendar year 2022

SYDNEY, AUSTRALIA – December 15, 2020 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a biotechnology company developing novel immunotherapy treatments for cancer and autoimmune disease, provides an update on efti clinical programs.

Eftilagimod alpha (“efti”) Update

AIPAC - Phase IIb clinical trial

The Company presented in a spotlight presentation at the San Antonio Breast Cancer Symposium 2020, first Overall Survival (OS) data and is on track to report final overall survival data and overall response rate by mid calendar year 2021. Currently there are more than 66% of events compared to approx. 60% which were the basis of the OS data presented at the San Antonio Breast Cancer Conference.

TACTI-002 - Phase II clinical trial

The 3rd stage of 1st line NSCLC with an additional 74 patients in the US, Australia and Europe is now open for recruitment. The TACTI-002 Phase II study, which is being conducted in collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada), has been expanded by 74 additional patients, following the results presented at SITC in November 2020.

Recruitment is ongoing for stage 2 of Part C (second line head and neck squamous cell carcinoma) and it is expected to open recruitment of stage 2 of Part B (second line non-small cell lung cancer) in the next year.

Phase II Clinical Trial in Head and Neck Cancer

Immutep continues to prepare for a new randomised, controlled Phase II clinical study in approximately 160 1st line HNSCC patients. Patients will be 1:1 randomised to receive efti in combination with an anti-PD-1 treatment, or anti-PD-1 monotherapy. The trial is intended to take place across clinical trial sites in the United States, Australia and Europe.

TACTI-mel - Phase I clinical trial

The results of Immutep’s Phase I TACTI-mel trial were recently published in the Journal for ImmunoTherapy of Cancer. The trial was conducted in Australia and evaluated efti in combination with pembrolizumab in metastatic melanoma.

INSIGHT-004 - Phase I clinical trial

INSIGHT-004, the fourth arm of the INSIGHT trial (INSIGHT-004 is also known as Stratum D of INSIGHT) which is being conducted in collaboration with Merck KGaA, Darmstadt, Germany and Pfizer Inc. is expected to deliver final data in 2021. First data from the study were presented at ASCO and ESMO 2020.

EOC Pharma - Phase II clinical trial

Preparations are ongoing for a new Phase II clinical study in China (152 patients) evaluating efti in combination with chemotherapy for the treatment of metastatic breast cancer.

Financial Update

In the current quarter, Immutep completed an equity financing and raised approximately A$29.6 million in a placement supported by high quality institutional investors from Australia and offshore.

In addition, given the recent exercise of warrants over American Depository Shares, which generated proceeds of approximately US$7.7 million (approx. AU$10.1 million), the Company is in an excellent financial position with a cash runway beyond end of calendar year 2022.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 fusion protein (LAG-3Ig), which is a first-in-class antigen presenting cell (APC) activator being explored in cancer and infectious disease. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease. Additional LAG-3 products, including antibodies for immune response modulation, are being developed by Immutep’s large pharmaceutical partners.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

This announcement was authorised for release by the board of Immutep Limited.

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